Exhibit (h)(8)(ii)

APPENDIX A

SERIES OF THE TRUST
1.	Genter Capital Dividend Income ETF
2.	Genter Capital International Dividend ETF
3.	Genter Capital Municipal Quality Intermediate ETF
4.	Genter Capital Taxable Quality Intermediate ETF
5.	Indexperts Gorilla Aggressive Growth ETF
6.	Indexperts Quality Earnings Focused ETF
7.	Indexperts Yield Focused Fixed Income ETF
8.	Langar Global HealthTech ETF
9.	North Shore Equity Rotation ETF
10.	Obra Defensive High Yield ETF
11.	Obra High Grade Structured Products ETF
12.	Obra Opportunistic Structured Products ETF
13.	Select STOXX Europe Aerospace & Defense ETF
14.	Trajan Wealth Income Opportunities ETF
15.	Tuttle Capital Inverse ESG ETF
16.	Tuttle Capital Self Defense Index ETF
17.	UVA Unconstrained Medium-Term Fixed Income ETF